EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations before income taxes	$992,758	$1,102,391	$573,940	$153,062	$(487,126)
Add: Total fixed charges (see below)	50,361	91,775	88,660	113,011	126,111
Less: Interest capitalized	(4,383)	(4,628)	(586)	(1,717)	(3,424)
Total earnings	1,038,736	1,189,538	662,014	264,356	(364,439)
Fixed charges:
Interest(a)	41,930	86,725	87,592	106,643	114,955
Portion of noncancelable lease expense representative of interest factor(b)	8,431	5,050	1,068	6,368	11,156
Total fixed charges	50,361	91,775	88,660	113,011	126,111
Ratio of earnings to fixed charges	20.63	12.96	7.47	2.34	(c)

(a) Interest includes amortization of capitalized financing fees.
(b) One-third of noncancelable lease expense is assumed to be representative of the interest factor.
(c) Earnings were insufficient to cover fixed charges by $490.6 million.